September 27, 2005

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:

Universal Guardian Holding, Inc.

Form 10-KSB for the year ended December 31, 2004

Filed 4/18/05

File No. 000-24755

Dear Mr. Gordon:

Please find below our responses to the staff’s comment letter regarding the filing referred to above.

Notes to Consolidated Financial Statements

Note 2- Acquisitions

Strategic Security Solutions International Ltd., page F-15

We note in your response to comment 2 that most of the contracts acquired in connection with the SSSI acquisition were for less than a year, and were therefore assigned no value apart from goodwill.  However, it appears that certain customer related intangibles may have existed at the time of purchase based upon SSSI’s relationship with foreign government agencies.  Please advise us what consideration, if any, you gave to EITF 02-17 when considering the value of SSSI customer related intangibles that may extend past the life of the associated contract.  If you determine that customer intangibles existed at the time of the SSSI acquisition, please quantify for us the fair value of these intangibles and revise your financial statements as necessary.

Response:  As a result of the acquisition of SSSI, the Company applied the provision of SFAS No. 141, Business Combinations. The Company sought to identify any and all assets purchased, including any intangible assets.  The Company considered the guidance in EITF 02-17 in determining if there were any purchased intangibles related to customer relationships or customer contracts.  SSSI had worked with numerous foreign governmental agencies and had obtained contracts to provide security services.  The Company did not place any value on SSSI’s relationships with these governmental agencies since most governmental agencies tend to award future contracts to the lowest bidder regardless of prior relationships with the service providers.  The Company did, however, see value in the experience and the knowledge that SSSI had gained as a result of being awarded contracts in the past and believed that the experience gained would be of value in the future as SSSI and the Company attempted to secure future governmental contracts.  The Company determined that the value of SSSI was in its reputation and the experience gained from the prior governmental relationships rather than in the governmental relationships themselves.  The value of SSSI’s reputation and experience is not a separate, quantifiable and intangible asset; therefore the excess purchase price was allocated to goodwill.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,
/s/ Marian J. Barcikowski
Marian J. Barcikowski Chief Financial Officer

cc:

Michael Skellern, CEO
AJ Robbins, PC

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